Sequans Redeems 50% of Convertible Debt
Through Strategic Asset Reallocation

Opportunistically leverages Bitcoin holdings to enhance financial flexibility, reduce Debt-to-NAV ratio, and boost buyback capacity while preserving long-term treasury optionality

Paris – November 4, 2025 – Sequans Communications S.A. (NYSE: SQNS), a pioneer in adopting Bitcoin as its primary treasury reserve asset and a leading provider of cellular IoT semiconductor solutions, today announced the redemption of 50% of the convertible debt issued in its recent offering on July 7, 2025. This strategic move was funded through the sale of 970 Bitcoin.

As a result of this transaction, Sequans reduces its total outstanding debt from $189 million to $94.5 million. The Company’s Bitcoin holdings now stand at 2,264 BTC, down from 3,234 BTC. Based on current market prices, Sequans’ Bitcoin Net Asset Value (NAV) is estimated at approximately $240 million, lowering its debt-to-NAV ratio from 55% to 39%, which represents a more prudent leverage ratio that is expected to provide additional optionality for the Company to better optimize its Bitcoin treasury.

In addition, this deleveraging is expected to boost Sequans’ previously announced ADS buyback program with the target to leverage current market conditions to increase the Company’s Bitcoin per share metrics, reinforcing its commitment to delivering long-term value for its shareholders.

“Our Bitcoin treasury strategy and our deep conviction in Bitcoin remain unchanged,” said Georges Karam, CEO of Sequans. “This transaction was a tactical decision aimed at unlocking shareholder value given current market conditions. It strengthens our financial foundation and removes certain debt covenant constraints, enabling us to pursue a wider set of strategic initiatives to prudently develop and grow our treasury, with Bitcoin as a long-term strategic reserve asset.”

As a result of the Company’s enhanced balance sheet flexibility, Sequans is now better positioned to pursue future capital markets initiatives, including the ADS buyback program, the potential issuance of preferred shares and yield generation on a portion of its Bitcoin holdings. Sequans remains focused on maximizing long-term shareholders value through disciplined and responsible actions.

About Sequans
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) as well as a pioneer in Bitcoin treasury. Sequans views Bitcoin as a long-term investment and intends to strategically accumulate it as its primary treasury reserve asset. The Company’s approach involves acquiring and holding Bitcoin using net proceeds from equity and debt issuances — executed from time to time based on market conditions — as well as cash generated from operations and intellectual property monetization.

Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications - including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing. Sequans management believes the combination of a strategic Bitcoin reserve and deep focus on semiconductor innovation positions the company for long-term value creation.

Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.
Visit Sequans at sequans.com and follow us on LinkedIn and X.

Contacts
Sequans investor relations:
David Hanover/ Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com

Sequans media relations:
Linda Bouvet (France), +33 170721600, media@sequans.com

Forward Looking Statements

This press release contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans, including, but not limited to, the Company’s bitcoin treasury strategy and potential capital markets initiatives, including ADS repurchases, the potential issuance of preferred shares and yield generation on a portion of its Bitcoin holdings. These forward-looking statements include, but are not limited to, statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “committed to”, “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions, . Such risks and uncertainties include, but are not limited to, our ability to successfully implement our Bitcoin treasury strategy and potential adverse reactions or changes to business relationships resulting from the implementation of the Bitcoin treasury initiative. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces, including tariffs and trade wars. If any one or more of these risks or uncertainties materialize or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward-looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2024, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.